Exhibit_99.1
RESULTS PRESENTATION
2Q24
Ambipar Response – Ambipar Group

DISCLAIMER
This presentation has been prepared by AMBIPAR and may contains forward-looking statements that can be identified using forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in several places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them considering new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward- looking statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including in the section titled “Risk Factors” in our most recent Form F-1 and 424(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir- response.ambipar.com/.
We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. We have included in this presentation our EBITDA and Adjusted EBITDA which are non-GAAP financial measures. We understand that, although EBITDA and Adjusted EBITDA are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.
Ambipar Response

RESILIENCE - Emergency Response, Crisis Management & Business Continuity - Emergency Response
Field Services - Vaccum Trucks, Industrial Cleaning & Maintenance - Industrial Services
Training - Onshore and Offshore Support - Maritime Services
Consultancy - Environmental Assessment, Remediation & Reclamation - Environmental Services
Our mission is to ensure the continuity of your business, preserve your reputation and protect the environment. Field services - consulting - training
Ambipar Response - www.ambipar.com

2Q24 HIGHLIGHTS
•    Net Revenue of R$741 million (USD137.4 million), growth of 21.0% vs 2Q23
•    EBITDA of R$192 million (USD35.6 million) +28%, and margin of 25.9%, an increase of 1.3 p.p. compared to 2Q23
•    Net income of R$89 Million (USD16.6 million) +89% against 2Q23
•    Operational ROIC of 37%
•    Baltimore Bridge; MCA’s contract renewal
•    Floods in south of Brazil (Rio Grande do Sul); New contracts on Environmental Services in Brazil
Ambipar Response

Net Revenue
R$ millions
+21%
612    741
2Q23    2Q24
+17%
1.208    1.420
1H23     1H24
•    Brazil: + 65.3%
•    North America: -5.4%
•    Europe: +10.1%
•    LatAm (Ex-Brazil): + 2.1%
Ambipar Response

EBITDA
Adjusted EBITDA and Margin R$ millions
24,6%    25,8%
+27.7%
150 192
2Q23 2Q24
24,0%    25,9%
+26.5%
290    367
1H23*    1H24
• Revenue mix
• Expenses dilution
* Adjusted by extraordinary non cash expenses from NYSE listing of R$122 million
Ambipar Response

NET INCOME
Net Income R$ milllions
+89.5%
47,1    89,2
2Q23 2Q24
696.4%
(20,5)     122,4
1H23 1H24
• Higher EBIT
• Lower Financial results
• Positive Income Tax
Ambipar Response

DEBT / LEVERAGE
Net Debt¹ (R$ million)
1.483    1.416    1.628
4Q23 1Q24 2Q24
Leverage¹
2.1x 2.1x 2.2x
2.1x 2.1x    1.9x
4Q23 1Q24 2Q24
Net Debt / EBITDA LTM Net Debt / EBITDA Annualized (Quarter * 4)
Financial Gross Debt Amortization schedule
R$ Million
550    147    214    157    613    99    29
Cash    2024    2025    2026    2027    2028    2029+
¹ Including Related Parties
Ambipar Response

Deepwater Horizon - Gulf of Mexico (2010)
Biggest oil spill in History
Ambipar Response

Industrial Fire
Santos/SP (2015)
Second largest in the world in petrochemical terminals
Ambipar Response

Chile, PITRUFQUÉN (2016)
Bridge collapse
Ambipar Response

Hurricanes Irma and Maria (2017)
Ambipar Response

Pipeline Leak - Santo Antônio do Grama - MG (2018)
Ambipar Response

Brumadinho - MG (2019)
Ore tailings dam collapse
One of the biggest environmental disasters in Brazil’s history
Ambipar Response

COVID Decontamination (2019 - 22)
Ambipar Response

Suez Canal - Egypt (2021)
Ambipar Response

Gibraltar (2022-23)
Ambipar Response

Peru Oil Spill (2022)
Largest oil spill in Latin America
Ambipar Response

Fall Baltimore Bridge (2024)
Ambipar Response

Floods Rio Grande do Sul (2024)
Ambipar Response

Leading environmental management
WebSite: https://ir-response.ambipar.com/
E-mail: ir.response@ambipar.com
Thank you
Ambipar Response
ambipar.com